Exhibit 99.1

Bona Reports Third Quarter 2013 Financial Results

BEIJING — November 14, 2013 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

“Overall, I am very pleased with the results that we delivered in the third quarter,” said Bona founder, Chairman and CEO Mr. Yu Dong. “We distributed three strong films — Unbeatable, My Lucky Star and Out of Inferno 3D, and continued to generate robust top and bottom line growth. Additionally, we executed on several strategic initiatives that will enable Bona to extend our competitive advantages in film investment and production, expand our theater network and enhance long-term shareholder value. We believe the investment in our Company by Fosun Group at the end of the third quarter sends a strong message to the market that Bona is committed to achieving its goal of becoming China’s largest non-state owned film producer, distributor and exhibitor, and we have influential and committed investors and partners willing to support our ambitions.”

Third Quarter 2013 Financial Summary

•                  Third quarter 2013 net revenues were US$35.0 million, compared with US$24.6 million in the third quarter of 2012.

•                  Third quarter 2013 gross profit was US$19.8 million, compared with US$13.6 million in the third quarter of 2012.

•                  Third quarter 2013 gross margin was 56.6%, compared with 55.4% in the third quarter of 2012.

•                  Third quarter 2013 net income attributable to Bona Film Group Limited was US$2.8 million, or US$0.05 per diluted ADS1, compared with net income attributable to Bona Film Group Limited of US$1.3 million, or US$0.02 per diluted ADS, in the third quarter of 2012.

•                  Third quarter 2013 non-GAAP net income2 was US$3.7 million, or US$0.06 per diluted ADS compared to non-GAAP net income of US$2.4 million, or US$0.04 per diluted ADS, in the third quarter of 2012.

•                  Third quarter 2013 EBITDA, non-GAAP2, was US$6.2 million, compared with US$3.7 million in the third quarter of 2012.

•                  Cash and cash equivalents, term deposits and restricted cash totaled US$41.7 million as of September 30, 2013.

•                  Cash outflow from operating activities totaled US$24.0 million, compared with cash outflow from operating activities of US$12.2 million in the third quarter of 2012.

Third Quarter 2013 Business Updates and Recent Highlights

•      Distributed and invested in a total of three films in the third quarter — Unbeatable, My Lucky Star and Out of Inferno 3D.

•      Released Unbeatable on August 16, 2013. The award-winning action drama directed by Dante Lam and starring Nick Cheung and Eddie Peng, has generated over RMB 117 million in domestic ticket sales and taken in HKD 44.6 million in Hong Kong to date, making it the highest grossing Chinese language film in Hong Kong this year.

1  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

2  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP, excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See “Non- GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

•      Released My Lucky Star, the romantic comedy prequel to the hit 2009 film Sophie’s Revenge and starring Ziyi Zhang and Leehom Wang, on September 17, 2013. The film has already generated RMB 136.5 million in domestic box office receipts.

•      Released Out of Inferno 3D, the first 3D Chinese language disaster film, on September 30, 2013. Directed by Oxide and Danny Pang and starring renowned Hong Kong actors, Sean Lau, Louis Koo and Angelica Lee, the film has generated RMB 132.1 million in box office receipts to date.

•      Completed post-production work on The White Storm (formerly The Cartel War). A crime thriller starring three of Hong Kong’s most popular film stars — Sean Lau, Louis Koo and Nick Cheung, the film opened the recent Hong Kong Asian Film Festival and will be released in China on November 29, 2013.

•      Received regulatory approvals to distribute the Hollywood action comedy Red 2, starring Bruce Willis, Helen Mirren, John Malkovich and Anthony Hopkins. The film is scheduled for release in China on November 15, 2013.

•      Wrapped up shooting on the crime action comedy, From Vegas to Macau, starring Chow Yun-Fat, Nicholas Tse and Tian Jing. Directed by Wong Jing, it is tentatively scheduled for release around the Chinese New Year in early 2014.

•      Completed filming and began post production work on Overheard 3, the latest installment in our popular Overheard franchise. This police action film, explores the inside story of Hong Kong’s real estate business. The film is co-directed by Alan Mak and Felix Chong and stars Sean Lau, Louis Koo, Daniel Wu and Xun Zhou. It is tentatively scheduled for release in early 2014.Put the finishing touches on filming of the psychological thriller, Insanity, a new film produced by Derek Yee, directed by Guangyao Li and starring Sean Lau and Xiaoming Huang. The film is tentatively scheduled for release in 2014.

•      Announced the launch of an RMB 1 billion (approximately US$163.4 million) film fund through a partnership with Sequoia Capital Management Ltd. and Noah Holdings Ltd. to finance the development and production of film and TV projects over the next two years.

•      Further improved ownership structure with investment from Fosun Group to acquire 2,000,000 Bona ordinary shares, representing a 6.4% equity stake, at an average price of US$10.40 per ordinary share, or US$5.20 per ADS. Actively working with Fosun to identify how to best leverage each other’s resources.

•      Eight new theater locations are currently undergoing or about to enter the construction stage, including Sanya, Liuzhou, Zibo, Taiyuan, Ningbo, Shenzhen Huangting, Shenzhen Xinghe and Wuhan, with the Zibo theater on track to officially start operations by the end of this year.

Third Quarter 2013 Financial Results

Net Revenues

	3Q13	3Q12	Y-o-Y%
Net Revenues (US$mm)	35.0	24.6	42.1%

Net revenues for the third quarter of 2013 increased 42.1% year-over-year to US$35.0 million. The increase in net revenues was primarily attributable to an increase in revenues from the Company’s movie theater and film distribution segments. The Company distributed three films in the third quarter of 2013 compared to two films in the third quarter of 2012.

Net Revenues by Segment Operations

	Film Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	18.2	1.4	15.2	0.2	—	35.0
Intersegment Revenues (US$mm)	0.6	12.2	—	—	(12.8)	—
Total Net Revenues (US$mm)	18.8	13.6	15.2	0.2	(12.8)	35.0

Net revenues from distribution totaled US$18.8 million. During the third quarter of 2013, Bona distributed three new films— Unbeatable, My Lucky Star and Out of Inferno 3D.

Net revenues from film investment and production were US$13.6 million, mainly derived from Bona’s investments in films released in the third quarter of 2013, in particular Unbeatable and My Lucky Star.

Net revenues from the movie theater segment increased to US$15.2 million, primarily as a result of the increased number of Bona-owned theaters in operation. The Company owned and operated 20 theaters as of September 30, 2013, compared with 15 as of September 30, 2012.

Gross Profit and Gross Margin

	3Q13	3Q12	Y-o-Y%
Gross Profit (US$mm)	19.8	13.6	45.2%
Gross Margin	56.6%	55.4%	—

For the third quarter of 2013, gross profit increased to US$19.8 million from US$13.6 million in the third quarter of 2012. The year-over-year increase in gross profit was primarily attributable to strong performance from the Company’s film distribution segment and the expansion of movie theaters.

Segment Profit3 and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	6.2	4.9	8.7	0.2	20.0
As % of Total Segment Profit	30.9%	24.7%	43.5%	0.9%	100.0%
Segment Margin	32.9%	36.2%	57.4%	100.0%	57.2%

Segment margin for the distribution segment increased to 32.9% in the third quarter of 2013 from 30.1% in the third quarter of 2012, which is in line with our distribution margin range.

Segment margin from the Company’s investment and production business decreased to 36.2% in the third

3  Segment profit is gross profit less film participation expense by segments for the periods indicated.

quarter of 2013, compared with a segment margin of 39.8% in the third quarter of 2012. This decrease in segment margin in this business was mainly due to the high margin achieved in the sale of the Company’s television series Bodyguards and Assassins in the third quarter of 2012.

Segment margin from the Company’s movie theater business increased to 57.4% in the third quarter of 2013, compared with 57.0% in the third quarter of 2012.

Operating Income and Operating Margin

	3Q13	3Q12	Y-o-Y%
Operating Expenses (US$mm)	16.6	12.8	29.2%
Operating Income (US$mm)	3.4	1.1	219.7%
Operating Margin	9.6%	4.3%	—

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, increased 29.2% to US$16.6 million from US$12.8 million in the third quarter of 2012. The year-over-year increase in operating expenses was primarily due to an increase in selling and marketing expenses for the promotion and advertising of the Company’s distributed films, which in the third quarter included Unbeatable, My Lucky Star and Out of Inferno 3D, as well as an increase in general and administrative expenses due to the Company’s expansion in the movie theater segment.

Third quarter 2013 operating margin was 9.6% compared to 4.3% in the third quarter of 2012. The year-over-year increase in operating margin was primarily due to the strong performance of Unbeatable and My Lucky Star, and all theaters maturing in 2013.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	3Q13	3Q12
Net Income Attributable to Bona Film Group Limited (US$mm)	2.8	1.3
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.05	0.02

	3Q13	3Q12
Non-GAAP Net Income (US$mm)	3.7	2.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.06	0.04

Excluding share-based compensation expense of US$0.9 million and US$1.3 million for the third quarters of 2013 and 2012, respectively, non-GAAP net income for the third quarter of 2013 was US$3.7 million, compared with non-GAAP net income of US$2.4 million in the third quarter of 2012.

	3Q13	3Q12
EBITDA, non-GAAP (US$mm)	6.2	3.7

EBITDA, non-GAAP, in the third quarter of 2013 was US$6.2 million, compared with EBITDA, non-GAAP of US$3.7 million in the third quarter of 2012.

Cash and Cash Flow

As of September 30, 2013, Bona had cash, cash equivalents and restricted cash totaling US$41.7 million, compared with US$28.0 million as of December 31, 2012. Net cash outflow from operating activities for the third quarter was approximately US$24.0 million, compared with net cash outflow from operating activities of US$12.2 million for the third quarter of 2012. The change in cash flow from operations was mainly attributable to the increase in investment in films scheduled for release in the fourth quarter of 2013 and in 2014.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the fourth quarter of 2013 to be in the range of US$2.0 million to US$2.5million.

“We have made very good progress in 2013, releasing many quality films, growing our theater network, developing a film investment fund to finance the development and production of Bona films and TV projects over the next two years, and diversifying our ownership structure through a meaningful investment by Fosun Group. As we head into the fourth quarter, we have two solid films scheduled for release — Red 2 and The White Storm, and one new theater slated to open. The outlook for 2014 is even better, as we have many strong film titles in our distribution and development pipelines, the financial resources to bring more quality films to market and plans to further expand our theater network. Additionally, we expect our international cooperation initiatives to gain traction, creating further revenue opportunities for us in the future. Bona has built a strong foundation on which to grow and we are excited about the opportunities that lie ahead,” concluded Mr. Yu.

Third Quarter 2013 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Thursday, November 14, 2013 (9:00 a.m. Beijing/Hong Kong Time on Friday, November 15, 2013). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 94765154.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=75750

Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP, excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Lingzi Gui	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Kathy Price
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in U.S. dollars, except share data)

	Three-months ended September 30,		Nine-months ended September 30,
	2013	2012	2013	2012

Net revenue	35,000,622	24,637,167	106,573,292	89,056,746
Cost of revenue	15,195,260	10,998,168	56,955,408	42,954,146
Gross profit	19,805,362	13,638,999	49,617,884	46,102,600

Film participation expenses	(215,072)	180,673	(538,161)	875,526
Selling and marketing expenses	4,417,436	2,079,887	10,232,127	12,316,316
General and administrative expenses	12,365,960	10,562,189	36,323,247	28,806,673
Total operating expenses	16,568,324	12,822,749	46,017,213	41,998,515

Government subsidies	121,099	234,211	1,661,754	855,015

Operating income	3,358,137	1,050,461	5,262,425	4,959,100

Interest income	102,380	56,992	98,010	256,439
Interest expenses	(513,499)	(25,396)	(1,334,166)	(221,088)
Exchange gain (loss)	471,802	249,597	983,028	(261,816)
Other income	71,429	71,429	214,287	216,728
Loss on disposal of an equity method investment	—	—	—	(5,584)
Income before income tax and equity in earnings of equity method investments, net of tax	3,490,249	1,403,083	5,223,584	4,943,779

Provision for income taxes	698,050	280,617	1,044,717	988,757
Equity in earnings of equity method investments, net of tax	(12,821)	—	(12,821)	5,604
Net income	2,779,378	1,122,466	4,166,046	3,960,626

Less: Net (loss) attributable to the noncontrolling interests	(70,440)	(175,182)	(1,071,480)	(119,001)
Net income attributable to Bona Film Group Limited	2,849,818	1,297,648	5,237,526	4,079,627

Net income attributable to Bona Film Group Limited per ADS
Basic	0.05	0.02	0.09	0.07
Diluted	0.05	0.02	0.09	0.07

Weighted average shares used in calculating net income per ordinary share
Basic	29,854,984	29,528,036	29,791,387	29,464,037
Diluted	30,362,446	30,219,935	30,306,325	30,096,919

BONA FILM GROUP LIMITED

Unaudited Condensed Statement of Consolidated Comprehensive Income

(in U.S. dollars)

	Three-months ended September 30,		Nine-months ended September 30,
	2013	2012	2013	2012

Net income	2,779,378	1,122,466	4,166,046	3,960,626
Other comprehensive income, net of tax
Foreign currency translation adjustments	395,003	1,065,775	1,838,060	187,794
Comprehensive income	3,174,381	2,188,241	6,004,106	4,148,420
Less: comprehensive income attributable to the noncontrolling interests	(69,189)	(175,773)	(1,060,518)	(132,410)
Comprehensive income attributable to Bona Film Group	3,243,570	2,364,014	7,064,624	4,280,830

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(in U.S. dollars)

	September 30,	December 31,
	2013	2012

Cash and cash equivalents	21,436,748	23,227,922
Restricted Cash	20,291,294	4,815,332
Accounts receivable, net of allowance for doubtful accounts	49,377,394	40,307,672
Prepaid expenses and other current assets	23,878,697	23,329,262
Amounts due from related parties	332,480	343,817
Current deferred tax assets	653,071	970,683
Inventories	355,422	276,436
Total current assets	116,325,106	93,271,124

Distribution rights	19,749,238	11,406,692
Production costs	118,656,777	90,345,409
Prepaid film costs	6,416,911	7,426,915
Property and equipment, net	60,447,391	60,208,609
Acquired intangible assets, net	2,637,578	3,189,481
Non-current deferred tax assets	248,231	311,102
Cost method investments	1,298,039	1,296,307
Equity method investment	25,068,868	—
Goodwill	49,992,873	49,110,021
Total assets	400,841,012	316,565,660

Accounts payable	29,828,851	35,257,660
Accrued expenses and other current liabilities	31,906,774	28,145,099
Amounts due to related parties	5,613,160	5,746,328
Income taxes payable	1,741,194	2,420,443
Bank borrowing	50,590,625	12,542,161
Other borrowing	7,741,842	8,671,050
Current film participation financing liabilities	49,032,484	15,086,892
Total current liabilities	176,454,930	107,869,633

Bank borrowing	22,952,852	18,025,553
Deferred income	955,789	813,681
Deferred tax liability	71,278	211,203
Total liabilities	200,434,849	126,920,070

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 31,402,346 and 30,086,404 shares issued and outstanding as of September 30, 2013 and 30,402,346 and 29,737,257 shares issued and outstanding as of December 31, 2012.)	15,043	14,869
Additional paid-in capital	181,107,823	176,134,737
Statutory reserves	2,543,272	2,543,272
Accumulated profit	5,788,044	550,518
Accumulated other comprehensive income	8,292,188	6,465,090
Total Bona Film Group Limited’s equity	197,746,370	185,708,486

Noncontrolling interests	2,659,793	3,937,104
Total equity	200,406,163	189,645,590

Total liabilities and equity	400,841,012	316,565,660

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in U.S. dollars)

	Three-months ended September 30,		Nine-months ended September 30,
	2013	2012	2013	2012

Net income	2,779,378	1,122,466	4,166,046	3,960,626

Share-based compensation	918,911	1,271,606	2,786,083	3,435,897
Net income, Non-GAAP	3,698,289	2,394,072	6,952,129	7,396,523

Net interests expense (income)	411,119	(31,596)	1,236,156	(35,351)
Taxes	698,050	280,617	1,044,717	988,757
Depreciation and Amortization	1,428,575	1,077,981	4,241,194	3,157,929
EBITDA, Non-GAAP	6,236,033	3,721,074	13,474,196	11,507,858